UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 16, 2022

EDOC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39689	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7612 Main Street Fishers

Suite 200

Victor, NY 14564

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (585) 678-1198

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $.0001 par value per share	ADOC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Class A Ordinary Share	ADOCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share	ADOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Securities Purchase Agreement

As previously disclosed by Edoc Acquisition Corp., a Cayman Islands exempted corporation (together with its successors, “Edoc,” “Company,” “we,” “us” or “our”), in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2022, Edoc entered into a Securities Purchase Agreement (the “SPA”) with a PIPE Investor for the purchase and sale of 20,000 shares of Edoc’s Series A Convertible Preferred Stock for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of Edoc’s Common Stock for an aggregate purchase price of $5 million in connection with Edoc’s continuation out of the Cayman Islands and into the State of Delaware (the “Domestication”) and concurrently with the closing of Edoc’s proposed business combination (the “Business Combination”) with Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”). Defined terms not defined herein shall have the meaning ascribed to them in the SPA.

On March 16, 2022, Edoc, Calidi and the PIPE Investor amended Sections 4(aa)(xii) and 5(e) of the SPA, Section 4(c)(ii) of the Certificate of Designation, and Section 1(c) of the Warrant to clarify that (i) so long as the Company has provided notice to the PIPE Investor that the then effective Registration Statement covering the applicable resale of the Conversion Shares, Common Shares and/or Warrant Shares is not available in accordance with the requirements of the Registration Rights Agreement (at a time when such Registration Statement is not available for such applicable securities), then damages with respect to any such “Notice Failure” (as used in such sections) with respect thereto shall cease to accrue with respect to such Registration Statement as of the time of such notice; provided that, thereafter, if a registration statement becomes available and later unavailable, the Company shall be required to provide an additional notice for damages with respect to such “Notice Failure” to cease to accrue with respect thereto and (ii) the reference to 2% in Section 4(c)(ii) in the form of Certificate of Designation shall be replaced with 1%.

In addition, the amendment provides that so long as the PIPE Investor has the unconditional right to terminate the SPA, the Company may introduce to the PIPE Investor other investors who may be interested in co-investing with the PIPE Investor as additional PIPE Investors on terms no less favorable than the terms set forth in the SPA. Any such co-investor would be added to the SPA only by an amendment mutually acceptable to the PIPE Investor, the Company, and Calidi.

The foregoing description of the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Common Stock Purchase Agreement

On March 16, 2022, Edoc entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Common Stock Investor”).

Pursuant to the Purchase Agreement, we will have the right, but not the obligation, to sell to the Common Stock Investor up to $75,000,000 in shares of our Common Stock (the “Total Commitment”), subject to certain limitations and conditions to closing set forth in the Purchase Agreement, including, but not limited to, the consummation of the Business Combination and the Domestication, the approval by Edoc’s shareholders of the issuance of the shares of Common Stock under the Purchase Agreement and the Company and the Common Stock Investor entering into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company will agree to file a registration statement with the SEC to register under the Securities Act of 1933, as amended, the resale by the Common Stock Investor of the shares of Common Stock that we may issue to the Common Stock Investor under the Purchase Agreement.

We do not have the right to commence any sales of our Common Stock to the Common Stock Investor under the Purchase Agreement until the Commencement, which is the time when all of the conditions to our right to commence sales of our Common Stock to the Common Stock Investor set forth in the Purchase Agreement have been satisfied, including the closing conditions described above and that the registration statement required pursuant to the Registration Rights Agreement has been declared effective by the SEC. From and after the Commencement, the Company will control the timing and amount of any sales of our Common Stock to the Common Stock Investor, subject to certain conditions and the volume and beneficial ownership limitations described in further detail below. Actual sales of shares of our Common Stock to the Common Stock Investor under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our Common Stock and determinations by us as to the appropriate sources of funding for our company and our operations.

The purchase price of the shares of Common Stock that we elect to sell to the Common Stock Investor (a “VWAP Purchase”) under the Purchase Agreement will be determined by reference to the lowest daily volume weighted average price (“VWAP”) of the Common Stock during the three (3) consecutive trading days beginning on the applicable VWAP Purchase Exercise Date for such VWAP Purchase, multiplied by 0.960. There is no upper limit on the price per share that the Common Stock Investor could be obligated to pay for the Common Stock under the Purchase Agreement. For each VWAP Purchase, we would be limited to a number of shares of Common Stock equal to the lesser of (i) the product obtained by multiplying (A) the average daily trading volume in the Common Stock on the Nasdaq Capital Market (or any nationally recognized successor thereto and collectively, the “Nasdaq”)) during the five (5) Trading Days immediately preceding the applicable VWAP Purchase Exercise Date for such VWAP Purchase and (B) 0.30, and (ii) the quotient obtained by dividing (A) $10,000,000 by (B) the VWAP of the Common Stock on the Nasdaq on the trading day immediately preceding the applicable VWAP Purchase Exercise Date, as defined in the Purchase Agreement, for such VWAP Purchase.

The Purchase Agreement also prohibits us from directing the Common Stock Investor to purchase any shares of our Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by the Common Stock Investor (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in the Common Stock Investor beneficially owning more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Cap”); provided, that, the Common Stock Investor may, in its sole discretion, elect to increase the Beneficial Ownership Cap to permit it to beneficially own up to 9.99% of the outstanding shares of Common Stock.

Because the purchase price per share to be paid by the Common Stock Investor for the shares of Common Stock that we may elect to sell to the Common Stock Investor under the Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock , as of the date of this report it is not possible for us to predict the number of shares of Common Stock that we will sell to the Common Stock Investor under the Purchase Agreement, the actual purchase price per share to be paid by the Common Stock Investor for those shares, or the actual gross proceeds to be raised by us from those sales, if any. Furthermore, as consideration for the Common Stock Investor’s commitment to purchase shares of Common Stock upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, we are obligated to issue 150,000 Commitment Shares to the Common Stock Investor upon the closing under the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, subject to certain conditions and the survival of certain provisions of the Purchase Agreement and the Registration Rights Agreement. The Purchase Agreement will automatically terminate upon the earlier to occur of the first day of the month following the 36-month anniversary of the closing date, the date on which the Common Stock Investor shall have purchased the Total Commitment, the date on which the Common Stock shall have failed to be listed or quoted on any eligible market, in the event of certain bankruptcy proceedings by or against the Company, and the termination of the merger agreement related to the Business Combination. In addition, the Common Stock Investor may terminate the Purchase Agreement under certain circumstances, including (i) at any time prior to the closing date under the Purchase Agreement, (ii) upon the occurrence of an event constituting a material adverse effect (as defined in the Purchase Agreement), (iii) upon the occurrence of a change of control transaction (other than the Business Combination), (iv) upon the failure by the Company to file the Registration Statement by the applicable deadline set forth in the Registration Rights Agreement, (v) the lapse of the effectiveness, or unavailability of, the Registration Statement for a period of 30 consecutive trading days or for more than an aggregate of 120 trading days in any 365-day period, (vi) the suspension of trading of the Common Stock for a period of three consecutive trading days, or (vii) the material breach of the Purchase Agreement by the Company, which breach is not cured within the applicable cure period.

Additional Information and Where to Find It

Edoc intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement and a prospectus of Edoc, and certain related documents, in connection with a meeting of stockholders to approve the proposed business combination transaction (the “Business Combination”) involving Edoc and Calidi and related matters. The definitive proxy statement and other relevant documents will be mailed to Edoc shareholders as of a record date to be established for voting on the Business Combination. Edoc securityholders and other interested persons are urged to read, when available, the Registration Statement, preliminary proxy statement/prospectus, and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available, because they contain important information about Edoc, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Edoc, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: Edoc Acquisition Corp., 7612 Main Street Fishers, Suite 200, Victor, NY 14564, Attention: Kevin Chen.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on the Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Edoc, Calidi, the combined company or others following the announcement of the Business Combination, the private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Edoc, the possibility that due diligence completed following execution of the principal definitive transactions will not be satisfactorily concluded, the inability to complete the PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of the COVID-19 pandemic on Calidi business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Edoc’s final prospectus dated November 12, 2020, risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to Edoc’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Edoc.

Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Neither Edoc nor Calidi is undertaking any obligation to provide any additional information or to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by law or applicable regulation. You should not take any statement regarding past trends, activities or performance as a representation that the trends, activities or performance will continue in the future. Accordingly, you should not put undue reliance on these statements.

Solicitation Participants

Edoc and Calidi, and certain of their respective directors and officer, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Edoc’s shareholders in connection with the proposed Business Combination. Prospective investors and securityholders may obtain more detailed information regarding the names and interest in the proposed transaction of such individuals in Edoc’s filings with the SEC, and such information will also be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, Edoc or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of Edoc’s common stock pursuant to the Purchase Agreement is incorporated by reference herein. The common stock issuable pursuant to the Purchase Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
10.1	Form of First Amendment to Securities Purchase Agreement.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EDOC Acquisition Corp.

Date: March 16, 2022	By:	/s/ Kevin Chen
		Name:	Kevin Chen
		Title:	Chief Executive Officer

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